Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

February 22, 2022

Re:	Emersub CX, Inc. Registration Statement on Form S-4 Filed January 11, 2022 File No. 333-262106

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Emersub CX, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated February 9, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

We are providing to you a courtesy copy of this letter and two courtesy copies of the Amended Registration Statement filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on January 11, 2022 (the “Blackline”). The changes reflected in the Amended Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers, captions (other than those in the Staff’s comments), sections and exhibits correspond to pages, captions, sections and exhibits in the Amended Registration Statement.

Registration Statement on Form S-4 Filed January 11, 2022

Cover Page

1.
Disclose that after the transactions, you will be a “controlled company” under the Nasdaq rules and may avail yourself, in whole or in part as requested by Emerson, of available "controlled company" exemptions to the corporate governance listing standards of Nasdaq.

Response:
In response to the Staff’s comment, the Company has added disclosure on the cover page and revised the relevant disclosure under the heading “Question and Answers—What will existing stockholders of AspenTech own after the Transactions?” on page 6.

2.	Clarify that the common stock of New AspenTech will not be traded on Nasdaq until you make an application to list it on Nasdaq and your application is approved.

Response:	In response to the Staff’s comment, the Company has revised the relevant disclosure under the heading “Question and Answers—What is happening in the Transactions?” on page 5.

Q: What will existing stockholders of AspenTech own after the Transactions?, page 6

3.
Revise to state that following the transactions, stockholders of AspenTech will own shares in a "controlled company" under Nasdaq. Clarify that certain outcomes of corporate actions of New AspenTech will be controlled by Emerson and certain approval rights will continue as long as Emerson beneficially owns a certain percentage of outstanding shares.

Response:
In response to the Staff’s comment, the Company has revised the relevant disclosure under the heading “Question and Answers—What will existing stockholders of AspenTech own after the Transactions?” on page 6.

Risk Factors

Ownership interests will not be adjusted if there is a change in the value of AspenTech..., page 34

4.
Revise this risk factor to specify that the number of shares AspenTech shareholders will receive under the transaction agreement is based on a fixed exchange ratio. Discuss any risks related to the fact that the exchange ratio will not be adjusted to reflect changes in the market price of AspenTech shares before the closing date and that the value of the shares surrendered in the transactions may be higher or lower than the value of such shares at an earlier date.

Response:
In response to the Staff’s comment, the Company has revised the risk factor “Ownership interests will not be adjusted if there is a change in the value of AspenTech or the Emerson Industrial Software Business and their respective assets before the Transactions are completed” on page 35.

Following the completion of the Transactions, Emerson will be prohibited, subject to certain exceptions, from transferring shares..., page 38

5.
Expand your risk factor to disclose risks to New AspenTech's stock price or its ability to maintain Nasdaq continuing listing requirements after the expiration of Emerson's standstill period or the exercise of Emerson's pre-agreed procedures to acquire shares of New AspenTech.

Response:
In response to the Staff’s comment, the Company has expanded the risk factor “Following the completion of the Transactions, Emerson will be prohibited, subject to certain exceptions, from transferring shares of Common Stock or acquiring more shares of Common Stock until the second anniversary of the Closing, after which, subject to restrictions, it will be permitted to transfer its shares of Common Stock and acquire more shares of Common Stock, which could have a negative impact on New AspenTech’s stock price or ability to maintain NASDAQ continued listing requirements” on page 39 to disclose risks to New AspenTech’s stock price and its ability to maintain Nasdaq continuing listing requirements following the expiration of the standstill provisions in the Stockholders Agreement. In addition, the Company has added a risk factor “Following the completion of the Transactions, Emerson will have the right to purchase additional securities of New AspenTech pursuant to certain pre-agreed prices and procedures, which could have a negative impact on New AspenTech’s stock price” on page 40 to disclose risks to New AspenTech’s stock price due to the exercise by Emerson of the pre-agreed procedures in the Stockholders Agreement to acquire shares of New AspenTech.

February 22, 2022	2

Risk Factors Related to the Business of New AspenTech, page 39

6.	Please add risk factors related to the anti-takeover and exclusive forum provisions in New AspenTech's organizational documents.

Response:	In response to the Staff’s comment, the Company has added risk factors related to the anti-takeover and exclusive forum provisions in New AspenTech’s organizational documents on page 47.

Background of the Transactions, page 55

7.
When you refer to the AspenTech Board clarify that you mean all members of the board unless otherwise specified or, if not, revise accordingly. When you refer to Emerson, clarify that you mean its board of directors or, if not, revise accordingly. In addition, expand the description of the transaction timeline to:

•	identify the material synergies that were discussed at certain points in the timeline and quantify them as appropriate;

•	describe the material attributes and size of Company X;

•	disclose the negotiations regarding the amount of the termination fee;

•	describe in greater detail negotiations determining the merger consideration, including the exchange ratio of 0.42 common stock for each share of AspenTech stock;

•	disclose any discussions involving continuing employment or involvement for any persons affiliated with AspenTech before the merger;

•	discuss any material details with respect to the existing commercial alliance between AspenTech and Emerson that impacted the merger negotiations; and

•	identify any estimate of the value of the OSI Inc. and GSS business provided by Emerson after August 12, 2021.

Response:	In response to the Staff’s comment, the Company has revised relevant disclosures under the heading “Background of the Transactions” on page 58.

February 22, 2022	3

Recommendation of the AspenTech Board and Its Reasons for the Transactions

Business and Financial Information of Emerson Industrial Software Business, page 70

8.	Summarize the material information and discussions with AspenTech's management that the AspenTech Board considered in its evaluation of the Emerson Industrial Software Business.

Response:
In response to the Staff’s comment, the Company has revised the relevant disclosure under the heading “Recommendation of the AspenTech Board and Its Reasons for the Transactions” on page 73 to provide additional information requested by the Staff's comment.

Risks, page 72

9.
Provide an estimate of the costs to be incurred in connection with the transactions. Please also tell us if the AspenTech Board considered any other conflicts of interest when evaluating the negative factors of the transaction proposal, including the fact that Centerview separately held discussions with both AspenTech and Emerson about a possible transaction before being engaged by Emerson as its financial advisor in January 2021.

Response:
In response to the Staff’s comment, the Company has revised the relevant disclosure under the heading “Recommendation of the AspenTech Board and Its Reasons for the Transactions—Risks” on page 76 to provide an estimate of the costs to be incurred in connection with the Transactions.

AspenTech respectfully advises the Staff that all material potential conflicts of interest considered by the AspenTech Board have been disclosed in the Registration Statement. AspenTech does not view the conversations between Mr. Antonio Pietri and representatives of Centerview prior to Centerview’s engagement by Emerson as its financial advisor in January 2021 as giving rise to any potential conflict of interest because Centerview was not engaged by AspenTech and did not advise AspenTech in connection with the Transactions.

Projected Financial Data, page 75

10.
Please tell us why the AspenTech Board and Emerson management had a reasonable basis to provide financial projections for 5 years, and, with respect to unlevered FCF synergy impact, through 2032. In addition, please revise your description of projected financial data to:

•	describe the material, underlying estimates that were used to calculate the projections;

•	disclose the "base case" and "downside case" scenarios that were presented at the AspenTech Board meeting on February 19, 2021;

•	provide the reason why, at the February 19 meeting, the AspenTech Board determined that the upside case of the AspenTech February 19 Projections was the most likely case;

•	identify the "certain adjustments" agreed to by Emerson and Aspen Tech on August 17, 2021, regarding the Emerson Industrial Software Business Projections; and

•	explain why the Adjusted Projected Synergies are not reflected in the AspenTech Management Projections or the Adjusted Emerson Industrial Software Business Projections.

February 22, 2022	4

Response:	In response to the first paragraph of Comment 10, the Company respectfully advises the Staff that:

•
It is AspenTech’s and Emerson’s historical practice to provide financial projections for 5 years. In AspenTech’s case, AspenTech management has prepared, and the AspenTech Board has reviewed, 5-year financial projections for AspenTech as an annual routine for strategic planning purposes, which commences in October each year. This practice has been in place at AspenTech for over 6 years.

•	It is also typical for companies similar to AspenTech and Emerson to prepare financial projections for 5 years.

•
With respect to the question of why AspenTech and Emerson modeled synergies for 10 years in the future, the nature of the business of AspenTech and, in particular, its software token business model, is such that the benefits of synergies are estimated to begin to have a material impact on the cash flows of New AspenTech in the later years of the 5-year financial projections. Therefore, for purposes of synergy impact it was determined to reflect the information for 10 years.

•	As such, the AspenTech Board and Emerson management determined it was reasonable to provide financial projections for 5 years, and, with respect to unlevered FCF synergy impact, through 2032.

In response to the Staff’s remaining comments, the Company has revised the relevant disclosures under the heading “Projected Financial Data” on page 77 to provide additional information requested by the Staff's comment.

In further response to the last bullet of Comment 10, the Company respectfully advises the Staff that:

•
AspenTech management developed the AspenTech Management Projections for AspenTech on a standalone basis, which did not take into account any effect of potential synergies resulting from the Transactions as these are intended to be the projections for AspenTech on a standalone rather than combined basis.

•
Emerson management developed the projections for the Emerson Industrial Software Business on a standalone basis, and AspenTech management made certain adjustments to such projections, resulting in the Adjusted Emerson Industrial Software Business Projections. The Adjusted Emerson Industrial Software Business Projections did not take into account any effect of potential synergies resulting from the Transactions as these are intended to be the projections for the Emerson Industrial Software Business on a standalone rather than combined basis.

•	AspenTech and Emerson management developed the Adjusted Projected Synergies collaboratively based on the initial synergy estimates developed by Emerson management.

•
The AspenTech Management Projections, the Adjusted Emerson Industrial Software Business Projections and the Adjusted Projected Synergies, when combined together, result in the Pro Forma Projections for the pro forma company after the closing of the Transactions.

•	Therefore, the Adjusted Projected Synergies are not reflected in either the AspenTech Management Projections or the Adjusted Emerson Industrial Software Business Projections.

February 22, 2022	5

Accounting Treatment, page 88

11.
Please provide us with a comprehensive analysis explaining how you determined that Emerson Industrial Software Business was the acquirer in this transaction. Please also revise your disclosures to explain how you arrived at this conclusion. Please refer to ASC 805-10-55-10 through 55-15.

Response:
The Company respectfully advises the Staff that the process to identify the acquirer began with the determination of the party that obtains control based on Accounting Standards Codification (“ASC”) 810, Consolidation. If control is not apparent after reviewing ASC 810, the Company would then need to consider the additional guidance in ASC 805-10-55-10 through 55-15. Since the Company concluded that the identification of the acquirer was apparent by applying the principles of ASC 810 (as discussed in the next paragraph), it was not necessary to consider ASC paragraphs 805-10-55-10 through 55-15.

Prior to the transaction, Emersub CX, Inc. is a wholly owned subsidiary of Emerson and, as of the Closing, will own 100% of the Emerson Industrial Software Business. Emersub CX Inc. was formed solely to effect the Transactions and, other than its ownership of the Emerson Industrial Software Business as of the Closing, will have no substantive operations. After the transaction, Emersub CX, Inc. (or New AspenTech) will be 55% owned by Emerson and 45% owned by the former stockholders of AspenTech. Accordingly, under the voting interest model of ASC 810, Emerson will continue to control and consolidate New AspenTech as it will own the majority of New AspenTech’s outstanding shares and will appoint five of the nine New AspenTech board members under the Stockholders Agreement while the non-controlling stockholders will hold no substantive participating rights. New AspenTech will in turn consolidate both the Emerson Industrial Software Business and AspenTech under ASC 810 based on its ownership of 100% of the voting interests of these entities. Since it is apparent that Emerson will continue to control New AspenTech and the Emerson Industrial Software Business and, indirectly, will have obtained control over AspenTech, Emerson is considered the overall acquirer. Within the financial statements of New AspenTech, the Emerson Industrial Software Business would be considered the acquirer as it is the business contributed by, and still controlled by, the overall acquirer. This is analogous to Example 4.4 in KPMG’s Business Combinations Handbook (February 2022).

A conclusion that AspenTech is the acquirer would be inappropriate, as it would indicate that the Emerson Industrial Software Business is the acquiree, even though it will not have undergone a change in control (Emerson will control it both before and after the Transaction).

The Company has revised the relevant disclosure under the heading “The Transactions–Accounting Treatment” on page 93.

February 22, 2022	6

U.S. Federal Income Tax Consequences of the Transactions, page 96

12.
We note your disclosure on page 71 that the AspenTech Board considered favorably the expectation that AspenTech stockholders generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of their AspenTech common stock for common stock of Newco in the transactions (to the extent stockholders have gain in excess of the amount of cash consideration paid in the transactions). In light of the materiality of the stock for stock exchange in the merger not being taxable to AspenTech shareholders, a tax opinion supporting the intended tax treatment appears to be required by Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin 19 (October 12, 2011). Further, we also note your disclosure that AspenTech, Emerson, Newco, and their respective affiliates each intend to take the position that the transactions, taken together, qualify as a transaction described in Section 351 of the U.S. Internal Revenue Code of 1986. Advise whether a tax opinion will be provided to support this conclusion. Lastly, we note that the Form of Tax Matters Agreement describes that the pre-closing restructuring, the Emerson contributions, and the merger exchange are intended to qualify for the "Intended Tax Treatment." Please summarize the material tax aspects of the pre-closing restructuring and the Emerson contribution in your disclosure and advise whether the tax opinion referenced in the Tax Matters Agreement will be delivered in connection with the closing of the transactions.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and 102 and included a form of tax opinion from AspenTech’s counsel as Exhibit 8.1. In addition, the Company has revised the disclosure on page 151 under the heading “Tax Matters Agreement” to summarize the material tax aspects of the Emerson pre-closing restructuring and the contribution, and to disclose that, as contemplated by the Tax Matters Agreement, Emerson expects to receive from its tax counsel a tax opinion with respect to the qualification of certain of the transactions forming part of the pre-closing restructuring and the contribution for tax-free treatment to Emerson, but the receipt of such an opinion is not a condition to Emerson’s obligations to complete the pre-closing restructuring or the transaction.

Unaudited Pro Forma Condensed Combined Financial Statements

(4) Pro Forma Adjustments and Assumptions, page 154

13.
Please revise your discussion of adjustment (e) to the Condensed Combined Balance Sheet to disclose the amortization period used to calculate amortization expense for intangibles for the year ended September 30, 2021.

Response:
In response to the Staff’s comment, the Company has revised the discussion of adjustment (e) to the Condensed Combined Balance Sheet on page 162 to disclose the weighted-average estimated useful lives used to calculate amortization expense for the Developed Technology and Customer Relationships intangible assets for the fiscal year ended September 30, 2021.

14.	We note the disclosure in footnote m. In a supporting schedule, please show how the Aspen Technology, Inc. income statement line items for the 12 months ended September 30, 2021 were calculated.

Response:
In response to the Staff’s comment, the Company has added a supplemental schedule to the Unaudited Pro Forma Condensed Combined Financial Statements on page 159 to show how the Aspen Technology, Inc. income statement line-items for the 12 months ended September 30, 2021 were calculated.

February 22, 2022	7

Exclusive Venue, page 170

15.
We note that the forum selection provision in your proposed charter identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," to the extent such court has jurisdiction. As Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, please clearly state whether the exclusive forum provision applies to actions arising under the Exchange Act.

Response:
In response to the Staff’s comment, the Company has revised the disclosure under the heading “Description of New AspenTech Capital Stock—Exclusive Venue” on page 177 to clearly state that Section 27 of the Exchange Act creates exclusive federal jurisdiction.

New AspenTech, page 174

16.	Provide the basis for your statement that New AspenTech will have adjusted EBITDA and free cash flow margins that are "among the highest in the industry."

Response:
The Company respectfully advises the Staff that based on estimates for the fiscal year ending September 30, 2022 (as shown in the investor presentation made by Emerson and AspenTech on the date of the announcement of the transaction, filed with the SEC pursuant to Rule 425 under the Securities Act of 1933, Commission File No.: 001-34630, page 25), New AspenTech is expected to have an adjusted EBITDA margin (excluding stock based compensation) of 46% and a levered free cash flow margin of 34% This ranks New AspenTech first when ranked against the individual Institutional Brokers’ Estimate System (IBES) EBITDA, and second when ranked against the individual free cash flow margin estimates, for calendar year 2022E (as of February 11, 2022) for the industrial software peer group, which includes ANSYS, Autodesk, AVEVA, Bentley Systems, Dassault and PTC.

Overview of Emerson's OSI Inc. and GSS Businesses, page 176

17.
Balance your disclosure of the OSI Inc. and GSS revenue generated on a combined basis disclosed here for the most recent fiscal year with the revenues and net loss for each period presented in your financial statements.

Response:	In response to the Staff’s comment, the Company has revised the disclosure under the heading “Overview of Emerson's OSI Inc. and GSS Businesses” on page 183.

February 22, 2022	8

Intellectual Property, page 178

18.
Based on your transaction agreement and plan of merger, it appears that certain intellectual property related to Open Systems International and the Echo Business will not be transferred as part of the restructuring. We also note your disclosure on page 178 that states management views the proprietary intellectual property portfolio of OSI Inc. and GSS as important in the aggregate. Please disclose any material intellectual property that is not being transferred to New AspenTech as part of the restructuring. Revise your description of intellectual property to describe the duration and effect of all patents, trademarks, and licenses that are material to the business of OSI Inc. and GSS that are being transferred to New AspenTech. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Response:
The Company respectfully advises the Staff that all intellectual property that is material to Open Systems International, Inc. (“OSI Inc.”) and the Geological Simulation Software business (“GSS” and, combined with OSI Inc., the “Echo Business”) will be transferred to New AspenTech as part of the transactions. To the extent any intellectual property related to the Echo Business will not be transferred to New AspenTech as part of the transactions, but is otherwise used by the Echo Business, New AspenTech will receive a broad, perpetual, worldwide, royalty-free license to use such intellectual property pursuant to Section 7.17(b) of the Transaction Agreement.

The Company respectfully advises the Staff that no patent, trademark or license that is being transferred to New AspenTech is individually material to the business of OSI Inc. or GSS. The Company has revised the description under the heading “Overview of Emerson’s OSI Inc. and GSS Businesses—Intellectual Property” on page 185.

Internal Control Over Financial Reporting, page 191

19.
Please revise to more fully describe the nature of the control deficiencies identified by management, particularly with respect to revenue recognition. Please also revise to describe the steps, if any, that management has already taken to address these material weaknesses.

Response:	In response to the Staff’s comment, the Company has revised the disclosure under the heading “Internal Control Over Financial Reporting” on page 202.

Consolidated and Combined Financial Statements

(1) Summary of Significant Accounting Policies

Revenue Recognition, page FS-10

20.
Please provide us with a detailed analysis explaining how you determined that your perpetual software license, hardware and professional services are highly integrated and are therefore accounted for as a single performance obligation. Please refer to ASC 606-10-25-21. Please also tell us if your OSI perpetual software licenses are ever sold without professional services and/or hardware. If so, please tell us the amount of revenue generated from those license-only sales for each period presented.

Response:
The Company respectfully advises the Staff that OSI Inc. has historically not sold perpetual software licenses to new customers without implementation and engineering services. OSI Inc. does sell aftermarket license expansions to existing customers to accommodate additional users, but only after delivering a solution consisting of licenses and implementation and engineering services. Sales of aftermarket license expansions were $2.8 million in fiscal year 2021.

February 22, 2022	9

The Company evaluated ASC 606-10-25-21 in reaching its conclusion that the perpetual software licenses, hardware, and professional services, within the context of the contract with the Company’s customers, are not separately identifiable as the goods and services are highly interdependent and interrelated and thus should be accounted for as a single performance obligation. The Company analyzed the following attributes in reaching its conclusion:

•
For customers to achieve the intended benefits of OSI Inc.’s software within the context of the contract, the software and hardware require complex implementation services, including significant integration, which are tailored to meet the needs of each specific customer. These professional services are integral to the customer’s ability to derive benefit from the software license to obtain a fully functioning and useable system configured with all required hardware and software.

•
With the exception of operations in one country described below, OSI Inc. has been the only professional service provider able to perform the significant implementation necessary to customize the underlying functionality of the software.  There have been no third-party service providers able to perform the significant implementation services and OSI Inc.’s customers do not have the technical expertise to implement the software themselves. OSI Inc.’s business model has been to provide a turn-key system solution for customers that includes a perpetual software license, engineering and implementation services, and hardware.

•	The software and hardware implementations are complex projects which can take up to two years to complete.

Based on the above factors, the Company determined that OSI Inc.’s perpetual software license sales combined with professional services and hardware delivers an integrated solution to the customer that represents a single performance obligation within the context of the contract in accordance with ASC 606-10-25-21.

OSI Inc. has worked over several years with a third-party technology services provider and reseller (the “Firm”) to develop the Firm’s expertise to implement OSI Inc.’s software. This strategy was pursued in a single country outside the United States by OSI Inc. management due to the former owners’ views about managing risk and growing the business in that country. During the quarter ended December 31, 2021, OSI Inc. sold and delivered a perpetual software license to the Firm.  The Firm in turn entered into a bilateral contract with an end user customer without OSI Inc.’s involvement or participation and the Firm is solely responsible for delivering and implementing the software solution. In this instance, OSI Inc. recognized revenue of $10.4 million related to the software license sale. OSI Inc. determined that for this contract revenue recognition at a point-in-time was appropriate as OSI Inc. had a signed contract with the Firm (the Company’s customer), the transaction price was determined, payment milestones were specified, control transferred, and there was no risk of significant revenue reversal (collectability was reasonably assured).  OSI Inc. also entered into an agreement to provide consulting services to the Firm at OSI Inc.’s standard hourly rates, on a when and if needed basis, in connection with the Firm’s implementation of the software at the end user. The Company’s expectation is that the Firm may need OSI Inc.’s consulting service on less than 10% of the total hours necessary to complete the implementation. Any revenues from these services will be recognized as performed.

February 22, 2022	10

In the Company’s interim consolidated and combined financial statements for the period ended December 31, 2021, the Company has expanded the disclosure of its revenue recognition policy to discuss transactions of this nature. The license sale referenced above has also been disclosed in the MD&A describing the Company’s results for the period ended December 31, 2021 in the Amended Registration Statement.

(15) Other Financial Data, page FS-22

21.
Please revise to add footnotes to the table on page FS-22 to explain where depreciation expense and amortization of capitalized software are recorded in your Consolidated and Combined Statements of Earnings (Loss).

Response:
In response to the Staff’s comment, the Company has revised the footnotes to the table on page FS-22 to explain where depreciation expense and amortization of capitalized software are recorded in the Consolidated and Combined Statements of Earnings (Loss).

Please do not hesitate to contact me at (347) 668-0213 or phillip.mills@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Phillip R. Mills
Partner

cc	Mark J. Bulanda, President of Emersub CX, Inc.

February 22, 2022	11